UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended September 30, 2005

Northeast Utilities

(Name of registered holding company)

107 Selden Street, Berlin, CT 06037

(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller

Telephone Number:  860-665-2333

GENERAL INSTRUCTIONS

A.

Use of Form

1.

A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company.  The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2.

The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3.

Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4.

Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.

Statements of Monetary Amounts and Deficits

1.

Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2.

Deficits and other similar entries shall be indicated by either brackets or parentheses.  An explanation should be provided by footnote.

C.

Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).  A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company.  Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.

Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b).  All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

Instructions

1.

Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2.

Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof.  Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3.

Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4.

Provide a narrative description of each reporting company's activities during the reporting period.

Name of Reporting Company	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business	Activities Reported During the Period

NU Enterprises, Inc.	Holding	01/04/99	Connecticut	100% by Northeast Utilities	Unregulated businesses holding company	(A)

Select Energy, Inc.	Energy	09/26/96	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(B)/(S)

Northeast Generation Services Company	Energy	01/04/99	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(C)

Select Energy Services, Inc.	Energy	06/19/90	Massachusetts	100% by NU Enterprises, Inc.	Energy-related activities	(D)

Reeds Ferry Supply Co., Inc.	Energy	07/15/64	New Hampshire	100% by NU Enterprises, Inc. *	Energy-related activities	(E)

HEC/Tobyhanna Energy Project, Inc.	Energy	09/28/99	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(F)

Select Energy Contracting, Inc.	Energy	10/12/94	Massachusetts	100% by NU Enterprises, Inc. *	Energy-related activities	(G)

Yankee Energy System, Inc.	Holding	02/15/00	Connecticut	100% by Northeast Utilities	Public Utility Holding Company	(H)

Yankee Energy Services Company	Energy	07/02/93	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(I)

R. M. Services, Inc.	Energy	11/22/94	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(J)

Acumentrics Corporation	Energy	09/13/00	Massachusetts	5% by NU Enterprises, Inc.	Energy-related activities	(K)

ERI/HEC EFA-Med, LLC	Energy	09/30/00	Delaware	50% by Select Energy Services, Inc.	Energy-related activities	(L)

E. S. Boulos Company	Energy	01/10/01	Connecticut	100% by Northeast Generation Services Company	Energy-related activities	(M)

NGS Mechanical, Inc.	Energy	01/24/01	Connecticut	100% by Northeast Generation Services Company	Provides mechanical construction and maintenance services	(N)

HEC/CJTS Energy Center LLC	Energy	03/02/01	Delaware	100% by Select Energy Services, Inc.	Facilitates construction financing	(O)

Select Energy New York, Inc.	Energy	02/13/96	Delaware	100% by Select Energy, Inc.	Energy-related activities	(P)

Woods Electrical Co., Inc.	Energy	07/18/02	Connecticut	100% by Northeast Generation Services Company	Provides electrical contracting services	(Q)

Greenport Power, LLC	Energy	02/13/03	Delaware	50% by Northeast Generation Services Company	Energy related construction activities	(R)

* Ownership transferred to NU Enterprises on June 1, 2005.

(A)

NU Enterprises, Inc. (NUEI) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.  On November 7, 2005, NU announced its decision to exit the remainder of its competitive businesses including its competitive generation and retail marketing businesses.  NU had earlier announced the divestiture of its wholesale marketing and energy services business in March 2005.  The businesses include Select Energy, Inc., Select Energy New York, Inc., Select Energy Services, Inc., Reeds Ferry Supply Co., Inc., HEC/Tobyhanna Energy Project, Inc., Select Energy Contracting, Inc., ERI/HEC EFA-Med, LLC, E. S. Boulos Company, NGS Mechanical, Inc., HEC/CJTS Energy Center LLC and Woods Electrical Co., Inc.

(B)

Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets, and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy, collectively with the affiliated businesses, provides a wide range of energy products and energy services.  Select Energy is in the process of exiting the retail and wholesale marketing business.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, District of Columbia, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.  Additionally, Select Energy is a licensed electricity supplier in the state of Ohio.

(C)

Northeast Generation Services Company (NGS) provides a full range of asset management and operation and maintenance services for affiliated-owned assets.

(D)

Select Energy Services, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E)

Reeds Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.  On November 8, 2005, Reeds Ferry Supply Co., Inc. was sold.

(F)

HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G)

Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.  On November 8, 2005, the New Hampshire division of Select Energy Contracting was sold.

(H)

Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I)

Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J)

R. M. Services, Inc. is inactive as of June 30, 2004.

(K)

Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L)

ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  Under the contract, the United States Navy will issue delivery orders for energy services work at United States government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom.  ERI/HEC will designate either ERI Services, Inc. or Select Energy Services, Inc. to perform each of the delivery orders.  ERI Services, Inc. and Select Energy Services, Inc. each own 50 percent of the ERI/HEC.

(M)

E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts.  Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N)

NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support.  NGSM is registered to do business in Connecticut, Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O)

HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.  HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P)

Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q)

Woods Electrical Co., Inc. (Woods Electrical) is in the electrical contracting business mainly in Connecticut.  Woods Electrical is registered to do business in Connecticut, New York, Massachusetts, Maine and New Hampshire.

(R)

Greenport Power LLC (Greenport) was a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons Greenport LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport - Long Island, New York.  Hawkeye Electric, which is not an affiliate of NU, and NGS each owned 50 percent of Greenport.  Greenport was dissolved on July 21, 2005.

Foreign Activity

(S)

Select Energy engaged in purchases of natural gas in Canada, aggregating 49.7 million cubic feet in the quarter ended September 30, 2005.

Select Energy had a sale of natural gas in Canada, in the amount of 2.7 million cubic feet in the quarter ended September 30, 2005.

ITEM 2 - ISSUANCE AND RENEWAL OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security	Company Contributing Capital	Amount of Capital Contribution

Select Energy, Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	NU Enterprises, Inc.	$57,000

Northeast Generation Services Company	No transactions this quarter.

Select Energy Contracting, Inc.	No transactions this quarter.

Reeds Ferry Supply Co., Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Select Energy Services, Inc.	$295

HEC/Tobyhanna Energy Project, Inc.	No transactions this quarter.

Yankee Energy Services Company	No transactions this quarter.

ERI/HEC EFA-Med, LLC	No transactions this quarter.

E.S. Boulos Company	No transactions this quarter.

NGS Mechanical, Inc.	No transactions this quarter.

HEC/CJTS Energy Center LLC	No transactions this quarter.

Select Energy New York, Inc.	No transactions this quarter.

Woods Electrical Co., Inc.	No transactions this quarter.

The table does not include securities issued through the NU Money Pool which issuances are reported pursuant to a Rule 24 Certificate in File 70-9755.

ITEM 3 - ASSOCIATE TRANSACTIONS

Instructions

1.

This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction.  A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2.

Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

Part I - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Total Amount Billed* Three Months Ended September 30, 2005
			(Thousands of Dollars)
Northeast Generation Services Company	Northeast Generation Company	Power Plant	$9,013	1

Northeast Generation Services Company	Northeast Utilities Service Company	Engineering and Miscellaneous Services	$28

Northeast Generation Services Company	The Connecticut Light and Power Company	Engineering and Miscellaneous Services	$5

Northeast Generation Services Company	Holyoke Water Power Company	Power Plant	$13,560	2

Northeast Generation Services Company	Select Energy Services, Inc.	Power Plant	$185

Northeast Generation Services Company	Public Service Company of New Hampshire	Electrical, Engineering and Miscellaneous Services	$16

Northeast Generation Services Company	Select Energy, Inc.	Electrical, Engineering and Miscellaneous Services	$18

Woods Electrical Co, Inc.	Northeast Generation Company	Electrical and Construction Services	$21

Woods Electrical Co, Inc.	The Connecticut Light and Power Company	Electrical and Construction Services	$11

Woods Electrical Co., Inc.	Yankee Gas Services Company	Electrical and Construction Services	$1

Woods Electrical Co., Inc.	Woods Network Services, Inc.	Electrical and Construction Services	$29

Woods Electrical Co., Inc.	Northeast Utilities Service Company	Electrical and Construction Services	$2

E.S. Boulos Company	The Connecticut Light and Power Company	Electrical and Construction Services	$942	3

E.S. Boulos Company	Holyoke Water Power Company	Electrical and Construction Services	$87	4

E.S. Boulos Company	Western Massachusetts Electric Company	Electrical and Construction Services	$2

E.S. Boulos Company	Public Service Company of New Hampshire	Electrical and Construction Services	$141	5

E.S. Boulos Company	Select Energy Services, Inc.	Electrical and Construction Services	$705

E.S. Boulos Company	Northeast Generation Company	Electrical and Construction Services	$67	6

E.S. Boulos Company	Northeast Generation Services Company	Electrical and Construction Services	$36

Reeds Ferry Supply Co., Inc.	Select Energy Contracting, Inc.	Wholesale Purchasing Services	$178

Select Energy Contracting, Inc.	Select Energy Services, Inc.	Electrical and Mechanical Services	$72

Select Energy, Inc.	Select Energy New York, Inc.	Miscellaneous Services	$2,898

Select Energy, Inc.	Northeast Utilities	Miscellaneous Services	$9

Select Energy, Inc.	Northeast Utilities Service Company	Miscellaneous Services	$462

Select Energy, Inc.	The Connecticut Light and Power Company	Miscellaneous Services	$2

Select Energy, Inc.	Western Massachusetts Electric Company	Miscellaneous Services	$2,507

Select Energy, Inc.	Public Service Company of New Hampshire	Miscellaneous Services	$1

Select Energy, Inc.	Yankee Gas Services Company	Miscellaneous Services	$1

Select Energy New York, Inc.	Select Energy Services, Inc.	Miscellaneous Services	$2

1 Includes cost of capital of $123.

2 Includes cost of capital of $60.

3 Includes cost of capital of $56.

4 Includes cost of capital of $3.

5 Includes cost of capital of $1.

6 Includes cost of capital of $3.

*Total amount billed includes direct costs, overhead and a return.

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed* Three Months Ended September 30, 2005
			(Thousands of Dollars)
Northeast Generation Company	Northeast Generation Services Company	Miscellaneous Services	$309

Northeast Utilities	Select Energy, Inc.	Miscellaneous Services	$168

The Connecticut Light and Power Company	Northeast Generation Services Company	Miscellaneous Services	$56

The Connecticut Light and Power Company	Select Energy, Inc.		$1

Holyoke Water Power Company	Northeast Generation Services Company	Miscellaneous Services	$249

Western Massachusetts Electric Company	Northeast Generation Services Company	Miscellaneous Services	$93

Northeast Utilities Service Company	Select Energy New York, Inc.	Miscellaneous Services	$84

Northeast Utilities Service Company	Northeast Generation Services Company	Miscellaneous Services	$1,125

Northeast Utilities Service Company	Select Energy, Inc.	Miscellaneous Services	$5,068

Select Energy Services, Inc.	HEC/Tobyhanna Energy Project, Inc.	Engineering Services	$475

Select Energy Services, Inc.	Northeast Generation Services Company	Engineering Services	$247	1

1 Includes cost of capital of $27.

* Total amount billed includes direct costs, overhead and a return.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
		(Thousands of Dollars)

Total consolidated capitalization as of	09/30/05	$ 6,893,613		line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)		1,034,042

Additional investment allowed through 6/30/07 *		500,000
		1,534,042		line 2
Total Allowed (greater of $50 million or line 2)			$ 1,534,042	line 3

Total current aggregate investment:
Select Energy, Inc. and Subsidiary		1,252,634
Northeast Generation Services Company		20,983
Select Energy Contracting, Inc.		5,822
Woods Electrical Co., Inc.		17,857
Reeds Ferry Supply Co., Inc.		5
HEC/Tobyhanna Energy Project, Inc.		-
Yankee Energy Services Company		7,882
E.S. Boulos Company		7,619
NGS Mechanical, Inc.		10
Acumentrics Corporation		-
Greenport Power, LLC		-
ERI/HEC EFA-Med, LLC		9
HEC/CJTS Energy Center LLC		12
Current aggregate investment			1,312,833
Elimination **			12,541
Total current aggregate investment			1,300,292	line 4
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system (line 3 less line 4)			$ 233,750	line 5

*Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

** Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

Instruction
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
	(Thousands of Dollars)
Energy-Related	$16,962	$14,420	Equity earnings and ESOP

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.

Financial Statements

1.

Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest.  For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2.

For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto.  Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3.

If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4.

Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.

Exhibits

1.

Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2.

A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit.  The certificate shall provide the names and addresses of the state commissions.

A.

Financial Statements

Select Energy, Inc. and Subsidiary:

 Consolidated Balance Sheet - As of September 30, 2005

 Consolidated Statements of Operations - Three and nine months ended September 30, 2005

Northeast Generation Services Company (Parent):

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

Select Energy Contracting, Inc.:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

Reeds Ferry Supply Co., Inc.:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

HEC/Tobyhanna Energy Project, Inc.:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

Yankee Energy Services Company:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

ERI/HEC EFA-Med, LLC:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

E.S. Boulos Company:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

NGS Mechanical, Inc.:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

HEC/CJTS Energy Center LLC:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

Woods Electrical Co., Inc.:

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

Greenport Power, LLC:

 Dissolved on July 21, 2005

Acumentrics Corporation:

 Not available

R. M. Services, Inc.:

 Inactive as of June 30, 2004

Northeast Utilities (Parent):

 Balance Sheet - As of September 30, 2005

 Statements of Income - Three and nine months ended September 30, 2005

B.

Exhibits

Exhibit No.

Description

6.B.1.1

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1

The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard

Acting Executive Secretary

Department of Public Utility Control

10 Franklin Square

New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary

Massachusetts Department of Telecommunications and Energy

100 Cambridge Street

Boston, MA 02202

Mr. Thomas B. Getz

Executive Director and Secretary

State of New Hampshire

Public Utilities Commission

21 South Fruit Street, Suite 10

Concord, NH 03301-2429

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 15,105
Special deposits	164,332
Receivables, less provision for uncollectible
accounts of $4,533	475,260
Accounts receivable from affiliated companies	15,773
Unbilled revenues	43,096
Taxes receivable	86,725
Derivative assets - current	776,944
Prepaid option premiums	6,257
Natural gas mark-to-market deposit	36,562
Prepayments and other	95,885
1,715,939

Property, Plant and Equipment:
Competitive energy	11,650
Less: Accumulated depreciation	5,112
6,538
Construction work in progress	1,063
7,601

Deferred Debits and Other Assets:
Goodwill	3,200
Purchased intangible assets, net	2,210
Accumulated deferred income taxes	42,576
Derivative assets - long-term	245,283
Other	814
294,083

Total Assets	$ 2,017,623

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 179,700
Accounts payable	460,359
Accounts payable to affiliated companies	27,035
Derivative liabilities - current	853,053
Unearned option premiums	6,584
Counterparty deposits	209,477
Other	61,109
1,797,317

Deferred Credits and Other Liabilities:
Accrued pension	3,278
Derivative liabilities - long-term	368,246
Other	6,371
377,895

Capitalization:
Long-Term Debt from NU Parent	150,000

Common Stockholder's Equity:
Common stock, $1 par value - authorized
20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	343,170
Accumulated deficit	(669,360)
Accumulated other comprehensive income	18,601
Common Stockholder's Equity	(307,589)
Total Capitalization	(157,589)

Total Liabilities and Capitalization	$ 2,017,623

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 304,333	$ 1,419,073

Operating Expenses:
Operation -
Purchased power, net interchange power
and capacity	352,731	1,465,746
Other	22,264	73,636
Wholesale contract market changes, net	101,218	359,684
Restructuring and impairment charges	4,168	12,437
Depreciation and amortization	773	3,142
Taxes other than income taxes	2,380	8,482
Total operating expenses	483,534	1,923,127
Operating Loss	(179,201)	(504,054)
Interest Expense, Net	3,539	10,337
Other Income, Net	455	1,336
Loss Before Income Tax Benefit	(182,285)	(513,055)
Income Tax Benefit	(47,524)	(169,815)
Net Loss	$ (134,761)	$ (343,240)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash and cash equivalents	$ 1,735
Receivables, less provision for uncollectible
accounts of $4	2,246
Accounts receivable from affiliated companies	3,960
Notes receivable from affiliated companies	1,750
Taxes receivable	2,452
Unbilled revenues	3,695
Fuel, materials and supplies	16
Prepayments and other	483
16,337

Property, Plant and Equipment:
Competitive energy	3,650
Less: Accumulated depreciation	1,633
2,017
Construction work in progress	40
2,057

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,227
Investment in subsidiary companies	9,272
Other	5
10,504

Total Assets	$ 28,898

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 8,190
Accounts payable to affiliated companies	10,945
Other	860
19,995

Deferred Credits and Other Liabilities
Accrued pension	4,114
Other	1,276
5,390

Capitalization:
Long-Term Debt from NU Parent	5,000

Common Stockholder's Equity:
Common stock, $1 par value - 20,000 authorized
and 100 shares outstanding	-
Capital surplus, paid in	15,955
Accumulated deficit	(17,426)
Accumulated comprehensive loss	(16)
Common Stockholder's Equity	(1,487)
Total Capitalization	3,513

Total Liabilities and Capitalization	$ 28,898

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 18,177	$ 45,026

Operating Expenses:
Operation -
Other	11,663	30,331
Restructuring and impairment charges	-	645
Maintenance	4,177	9,839
Depreciation and amortization	91	283
Taxes other than income taxes	390	1,261
Total operating expenses	16,321	42,359
Operating Income	1,856	2,667
Interest Expense, Net	124	361
Other Loss, Net	(220)	(11,497)
Income/(Loss) Before Income Tax Expense	1,512	(9,191)
Income Tax Expense	786	892
Net Income/(Loss)	$ 726	$ (10,083)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 5,005
Receivables, less provision for uncollectible account of $1,146	20,820
Accounts receivable from affiliated companies	176
Materials and supplies	258
Prepayments and other	1,375
27,634

Property, Plant and Equipment:
Competitive energy	5,318
Less: Accumulated depreciation	4,121
1,197

Deferred Debits and Other Assets:
Accumulated deferred income taxes	2,392
Other	3,363
5,755
Total Assets	$ 34,586

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 8,797
Accounts payable to affiliated companies	16,329
Accrued taxes	102
Other	5,178
30,406

Capitalization:
Common Stockholder's Equity:
Common stock, $1 par value - 100,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,650
Accumulated deficit	(1,470)
Common Stockholder's Equity	4,180
Total Capitalization	4,180
Total Liabilities and Capitalization	$ 34,586

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

STATEMENT OF INCOME
(Unaudited)
	Three	Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 21,174	$ 61,773

Operating Expenses:
Operation	20,887	61,157
Restructuring and impairment charges	575	18,734
Maintenance	129	353
Depreciation	150	574
Total operating expenses	21,741	80,818
Operating loss	(567)	(19,045)
Interest Expense, Net	117	312
Other Income/(Loss), Net	4	(933)
Loss Before Income Tax Benefit	(680)	(20,290)
Income Tax Benefit	(220)	(6,014)
Net Loss	$ (460)	$ (14,276)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 5
Receivables, net	77
Total Assets	$ 82

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	77
77

Capitalization:
Common Stockholder's Equity:
Common stock, no par value - 200 shares
authorized and 100 shares outstanding	4
Capital surplus, paid in	1
Common Stockholder's Equity	5
Total Capitalization	5
Total Liabilities and Capitalization	$ 82

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

STATEMENTS OF INCOME
(Unaudited)	Three	Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 178	$ 503
Operating Expenses:
Operation	178	504
Restructuring and impairment charges	-	247
Total operating expenses	178	751
Net Loss	$ -	$ (248)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Special deposits	$ 4,583
Receivables, net	786
5,369

Deferred Debits and Other Assets:
Contracts receivable	26,092
Accumulated deferred income taxes	17
Unamortized debt expense	519
26,628
Total Assets	$ 31,997

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$ 669
Accounts payable to affiliated companies	7,247
Accrued taxes	231
Accrued interest	217
Other	285
8,649

Capitalization:
Long-Term Debt	22,082

Common Stockholder's Equity:
Common stock, $1 par value - 100 shares
authorized and outstanding	-
Retained earnings	1,266
Total Common Stockholder's Equity	1,266
Total Capitalization	23,348
Total Liabilities and Capitalization	$ 31,997

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

STATEMENT OF INCOME
(Unaudited)
	Three	Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Interest Expense, Net	$ 440	$ 1,344
Other Income	546	1,662
Income Before Income Tax Expense	106	318
Income Tax Expense	35	141
Net Income	$ 71	$ 177

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 18
Accounts receivable from affiliated companies	317
Notes receivable from affiliated companies	300
Taxes receivable	4
639

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,349
Investments and other	536
1,885

Total Assets	$ 2,524

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 4
Other	3
7

Common Stockholder's Equity:
Common stock, $0 par value - 10,000 shares
authorized, 200 shares outstanding	1
Capital surplus, paid in	7,881
Accumulated deficit	(5,365)
Common Stockholder's Equity	2,517
Total Capitalization	2,517

Total Liabilities and Capitalization	$ 2,524

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	1	24
Operating Loss	(1)	(24)
Other Income/(Loss), Net	2	(754)
Income/(Loss) Before Income Tax Benefit	1	(778)
Income Tax Benefit	-	(68)
Net Income/(Loss)	$ 1	$ (710)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 18
Accumulated deficit	(17)
Common Stockholder's Equity	1
Total Capitalization	1
Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 617
Receivables, net	9,896
Accounts receivable from affiliated companies	1,889
Unbilled revenue	2,276
Materials and supplies	174
14,852

Property, Plant and Equipment:
Competitive energy	1,541
Less: Accumulated depreciation	850
691

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,608
Other	87
1,695

Total Assets	$ 17,238

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Advance from parent, non-interest bearing	$ 2,948
Accounts payable	2,235
Accounts payable to affiliated companies	156
Accrued taxes	214
Other	163
5,716

Deferred Credits and Other Liabilities:
Other	1,597

Capitalization:
Common Stockholder's Equity:
Common stock, $0 par value 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	7,541
Retained earnings	2,384
Common Stockholder's Equity	9,925
Total Capitalization	9,925

Total Liabilities and Capitalization	$ 17,238

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

STATEMENTS OF INCOME
(Unaudited)

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 10,373	$ 30,899

Operating Expenses:
Operation -
Other	9,936	29,650
Restructuring and impairment charges	-	6,963
Depreciation	76	221
Total operating expenses	10,012	36,834
Operating Income/(Loss)	361	(5,935)
Other Income, Net	-	6
Income/(Loss) Before Income Tax Expense/(Benefit)	361	(5,929)
Income Tax Expense/(Benefit)	105	(2,027)
Net Income/(Loss)	$ 256	$ (3,902)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

BALANCE SHEET
(Unaudited)
September 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 10
Total Assets	$ 10

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 5
5

Common Stockholder's Equity:
Common stock, $0 par value - authorized
20,000 shares; outstanding 100 shares	-
Capital surplus, paid in	10
Accumulated deficit	(5)
Common Stockholder's Equity	5
Total Capitalization	5
Total Liabilities and Capitalization	$ 10

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	2
Net Loss	$ -	$ (2)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)

ASSETS

Total Assets	$ -

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 12
Accumulated deficit	(12)
Common Stockholder's Equity	-
Total Capitalization	-
Total Liabilities and Capitalization	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

STATEMENT OF INCOME
(Unaudited)
	Three	Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 690
Receivables, net	2,825
Accounts receivable to affiliated companies	86
Unbilled revenues	1,593
Taxes receivable	2,158
Materials and supplies	71
7,423

Property, Plant and Equipment:
Competitive energy	333
Less: Accumulated depreciation and amortization	160
173

Deferred Debits and Other Assets:
Accumulated deferred income taxes	2,423
Purchased intangible assets, net	74
2,497

Total Assets	$ 10,093

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 8,400
Advance from parent, non-interest bearing	250
Accounts payable	385
Accounts payable to affiliated companies	133
Other	268
9,436

Deferred Credits and Other Liabilities:
Other	62
62

Capitalization:
Long-Term Debt from NU Parent	4,450

Common Stockholder's Equity:
Common stock, $0 par value - 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,000
Accumulated deficit	(8,855)
Common Stockholder's Equity	(3,855)
Total Capitalization	595

Total Liabilities and Capitalization	$ 10,093

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005

Operating Revenues	$ 2,088	$ 7,276

Operating Expenses:
Other	2,397	11,338
Restructuring and impairment charges	250	7,918
Depreciation	19	63
Taxes other than income taxes	12	12
Total operating expenses	2,678	19,331
Operating Loss	(590)	(12,055)
Other Loss, Net	(1)	-
Interest Expense, Net	154	410
Loss Before Income Tax Benefit	(745)	(12,465)
Income Tax Benefit	(280)	(4,885)
Net Loss	$ (465)	$ (7,580)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 1,244
Notes receivable from affiliated companies	184,700
Notes and accounts receivable	807
Accounts receivable from affiliated companies	3,208
Taxes receivable	32,961
Prepayments	132
223,052
Deferred Debits and Other Assets:
Investments in subsidiary companies, at equity	2,509,728
Other	12,207
2,521,935

Total Assets	$ 2,744,987

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

September 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ 243,000
Long-term debt - current portion	20,000
Accounts payable	62
Accrued interest	12,840
Other	163
276,065

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	1,659
Derivative liabilities - long-term	2,997
Other	1,925
6,581

Capitalization:
Long-Term Debt	430,817

Common Shareholders' Equity:
Common shares, $5 par value - authorized
225,000,000 shares; 151,851,387 shares issued and
130,036,277 shares outstanding	759,257
Capital surplus, paid in	1,123,988
Deferred contribution plan - employee stock
ownership plan	(50,269)
Retained earnings	540,642
Accumulated other comprehensive income	18,075
Treasury stock, 19,642,592 shares	(360,169)
Common Shareholders' Equity	2,031,524
Total Capitalization	2,462,341

Total Liabilities and Capitalization	$ 2,744,987

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

STATEMENTS OF INCOME
(Unaudited)

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ -	$ -

Operating Expenses:
Other	1,259	5,702
Operating Loss	(1,259)	(5,702)

Interest Expense	8,595	24,022

Other Loss, Net:
Equity in losses of subsidiaries	(91,039)	(231,570)
Other	3,511	12,572
Other loss, net	(87,528)	(218,998)
Loss Before Income Tax Benefit	(97,382)	(248,722)
Income Tax Benefit	(2,890)	(8,807)
Net Loss	$ (94,492)	$ (239,915)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy, Inc.
Select Energy New York, Inc.
Northeast Generation Services Company
E.S. Boulos Company
NGS Mechanical, Inc.
Woods Electrical Co., Inc.
Greenport Power, LLC
Select Energy Contracting, Inc.
Reeds Ferry Supply Co., Inc.
HEC/Tobyhanna Energy Project, Inc.
HEC/CJTS Energy Center LLC
ERI/HEC EFA-Med, LLC
Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.

About Northeast Utilities (NU or the Company)

Northeast Utilities Parent is the parent company of NU's subsidiaries.  NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO).  Other subsidiaries include Holyoke Water Power Company (HWP), a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies.  Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.  Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries.  Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company (NGS) and its subsidiaries, Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc. (Woods Network), engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields.  Northeast Generation Company (NGC) acquires generation facilities.  E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS.  Greenport Power, LLC (Greenport) was a joint venture that was 50 percent owned by NGS.  Select Energy Contracting, Inc. (Select Energy Contracting) and Reeds Ferry Supply Co., Inc. (Reeds Ferry) are wholly owned subsidiaries of NU Enterprises.  HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna) and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI.  Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI.  Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment.  The merchant energy business segment includes Select Energy's wholesale and retail businesses.  The energy services business segment consists of the operations of NGS, Select Energy Contracting, Reeds Ferry,  SESI and Woods Network.

NU Enterprises Divestitures:

Generation and Retail Marketing Business: On November 7, 2005, NU announced its decision to exit the remainder of its competitive businesses, including its competitive generation and retail marketing businesses.   NU had earlier announced the divestiture of its wholesale marketing and energy services business in March of 2005.  Lazard Fréres & Co. LLC has been retained to assist the company in the divestiture of the wholesale marketing, competitive generation, and retail marketing businesses while FMI Corp. has been assisting NU Enterprises in the sale of the energy services businesses.

Management has not yet concluded how the divestiture of Select Energy’s retail business, NGC’s generation assets and the generation assets of HWP will be structured.  This will depend in part on market conditions.  NU believes that in any event there will be significant accounting consequences that management is evaluating and with respect to which management will reach a conclusion in the fourth quarter.  For more information on the divestiture of NU Enterprises see Note 20 “ Subsequent Events.”

Wholesale Marketing Business:  NU Enterprises took several steps in the third quarter to reduce its exposure to mark-to-market charges in future quarters.  Through October 2005, Select Energy signed eight agreements to terminate wholesale electricity supply contracts with New England municipal electric systems that extend as long as eight years, terminating its wholesale sales obligations in that region.  Because most of those contracts were well below the current market price for wholesale electricity, Select Energy agreed to pay counterparties a total of $157 million, of which $131 million was paid in the third quarter.  In addition to those eight contracts, Select Energy made a contract termination payment totaling $14.2 million in the first quarter of 2005, agreed in October 2005 to pay a third party $15 million in December 2005 to assume other Select Energy wholesale power contracts in New England beginning on January 1, 2006 and agreed to pay another $55.9 million in December 2005 to terminate approximately 1 million megawatt-hours of net sales obligations.  Select Energy is continuing to negotiate with counterparties to sell additional wholesale power obligations through 2008.  To date, Select Energy has reached agreements to terminate or assign an estimated net 7.4 million megawatt-hours of wholesale electric sales obligations.  Select Energy still has an estimated net 2.4 million megawatt-hours of wholesale obligations through 2013, though sales volumes will likely be affected by weather, economic factors, and each contract’s relative price compared with alternative sources of electricity.

Energy Services Businesses:  NU Enterprises continues to work to complete the divestiture of its energy services businesses which is summarized as follows:

•

SESI and its wholly owned subsidiaries HEC/Tobyhanna and HEC/CJTS:  NU Enterprises has received purchase offers from several bidders and expects to complete the sale of SESI by the end of the first quarter of 2006.

•

Select Energy Contracting- New Hampshire (including Reeds Ferry) (SECI-NH), a division of Select Energy Contracting:  NU agreed on the terms of the sale of SECI-NH with the buyer and completed the sale of SECI- NH on November 8, 2005.

•

Woods Network:  NU Enterprises has signed a letter of intent to sell Woods Network and due diligence related to the sale is completed.  NU Enterprises completed the sale of Woods Network on November 22, 2005.

•

Woods Electrical:  NU Enterprises is in the process of marketing Woods Electrical to potential buyers.  NU Enterprises expects to complete the sale of Woods Electrical by the third quarter of 2006.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58.  These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6, Section A.

2.

About Select Energy

NU Enterprises’ merchant energy business segment includes Select Energy’s wholesale marketing and retail marketing businesses.  The wholesale business primarily services firm requirements sales to local distribution companies and bilateral sales to other counterparties.  Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.  Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Columbia, and is a licensed retail electricity supplier in the state of Ohio.

3.

About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.

About NGS

NGS provides management, operation and maintenance services to affiliated-owned assets within NU Enterprises.

5.

About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont.  Boulos is wholly owned by NGS.

6.

About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York.  NGS Mechanical is wholly owned by NGS.

7.

About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut, and is a wholly owned subsidiary of NGS.  Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.

About Greenport

Greenport was a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport - Long Island, New York.  Greenport was 50 percent owned by NGS and was dissolved on July 21, 2005.

9.

About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.

About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.

About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.

About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.

About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  ERI/HEC is 50 percent owned by SESI.

14.

About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services.

15.

Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and was subject to the provisions of the 1935 Act through September 30, 2005.  Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

On August 8, 2005, President Bush signed into law comprehensive energy legislation.  Among other provisions potentially affecting NU are the repeal of 1935 Act, FERC backstop siting authority for transmission, transmission pricing and rate reform, renewable production tax credits, and accelerated depreciation for certain new electric and gas facilities. NU is currently evaluating the impact of this legislation.

16.

Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  NU is currently evaluating the impact of this legislation.

17.

Wholesale Marketing Contract Changes

NU Enterprises recorded $101.2 million and $359.7 million of pre-tax wholesale contract market changes for the three months and nine months ended September 30, 2005, respectively, related to the changes in the fair value of wholesale contracts that the company is in the process of divesting.  These amounts are reported as wholesale contract market changes, net on the Select Energy consolidated statements of operations.  A quarterly summary of those pre-tax charges/(benefits) is as follows (millions of dollars):

	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	Year-to-Date
Mark-to-market on long-term wholesale electricity contracts	$ 294.3	$ 64.2	$ 80.6	$439.1
Mark-to-market supply contracts previously held for retail marketing and other wholesale contracts	(105.4)	5.4	20.6	(79.4)
Totals	$ 188.9	$ 69.6	$101.2	$359.7

The $80.6 million in the third quarter of 2005 includes the mark-to-market of certain long-dated wholesale electricity contracts in New England and New York with municipal and other customers.  The charge reflects negative mark-to-market movements on these contracts between June 30, 2005 and September 30, 2005 as a result of rising energy prices, partially offset by positive effects of buying out certain obligations in the third quarter at prices less than the June 30, 2005 marks.  Also included in the $80.6 million charge is a pre-tax charge of $11.7 million related to a portfolio of contracts that Select Energy assigned to a third-party wholesale power marketer, obligating that marketer to assume responsibility for those contracts that Select Energy had in New England, beginning on January 1, 2006, in exchange for a $15 million payment Select Energy will make in December of 2005.  An additional $5.1 million charge from this assignment was recorded as a reduction to revenues.

The $20.6 million third quarter charge includes approximately $37 million relating to certain wholesale contracts in the PJM power pool where NU Enterprises increased its estimates of customer load above its original expectations and an additional $3.1 million charge from the assignment noted above.  Offsetting these charges is a net pre-tax benefit of $19.5 million associated with the marking-to-market of the supply contracts that previously were held to serve certain retail electric load and other mark-to-market impacts.

Included in the mark-to-market on long-term wholesale electricity contracts are $44 million and $114.2 million pre-tax mark-to-market charges for the three and nine months ended September 30, 2005, respectively, related to an intercompany contract between Select Energy and CL&P.  This contract was included in the portfolio of contracts Select Energy assigned to a third party wholesale power marketer, and Select Energy will only serve CL&P through December 31, 2005.  This contract is part of CL&P’s stranded costs, and benefits received by CL&P under this contract are provided to CL&P’s ratepayers.  A $2.8 million pre-tax mark-to-market charge for the three months ended March 31, 2005, was recorded as wholesale contract market changes by Select Energy for an intercompany contract between Select Energy and WMECO for default service from April to June of 2005.  There were no wholesale contract market changes in the second or third quarter of 2005 for this contract, as it expired on June 30, 2005.  WMECO’s benefits under this contract will be provided to ratepayers in the form of lower than market default service rates.  These charges were not eliminated in consolidation because on a consolidated basis NU retains the over-market obligation to the ratepayers of CL&P and WMECO.

For further information regarding these and other wholesale derivative assets and liabilities that are being divested, see Note 19, "Derivative Instruments, Market Risk Information and Other Risk Management Activities" to the Select Energy’s consolidated financial statements.

18.

Restructuring and Impairment Charges

 NU Enterprises recorded $5 million and $46.9 million of pre-tax restructuring and impairment charges for the three and nine months ended September 30, 2005 related to the decision to exit the wholesale marketing business and to divest its energy services businesses included in this report on Form U-9C-3.  A summary of those pre-tax charges is as follows (millions of dollars):

	Six Months Ended June 30, 2005	Three Months Ended September 30, 2005	Year-to-Date
Merchant Energy:
Impairment charges	$ 7.2	$ -	$ 7.2
Restructuring charges	1.0	4.2	5.2
Subtotal	8.2	4.2	12.4
Energy Services:
Impairment charges	33.5	-	33.5
Restructuring charges	0.2	0.8	1.0
Subtotal	33.7	0.8	34.5
Total restructuring and impairment charges	$ 41.9	$ 5.0	$ 46.9

On March 9, 2005, NU announced that it had completed its comprehensive review of the NU Enterprises businesses.  In the first quarter of 2005, as a result of that comprehensive review, an exclusivity agreement intangible asset totaling $7.2 million related to the merchant energy business was determined to be impaired and was written off.

NU Enterprises hired an outside firm to assist in valuing its energy services businesses and their divestiture.  Based in part on that firm's work, the company concluded that $27.6 million of goodwill associated with those businesses and $5.1 million of intangible assets were impaired as of March 31, 2005.  An impairment charge of $32.7 million was recorded for the three months ended March 31, 2005.  In the second quarter of 2005, the energy services businesses and NU Enterprises parent recorded an additional impairment charge of $0.8 million due to the impairment of certain fixed assets.

In the second quarter of 2005, pre-tax restructuring costs totaling $1 million and $0.2 million were recorded by merchant energy and energy services business, respectively, related to professional fees, employee-related and other costs.  Similar amounts were recorded in the third quarter of 2005 totaling $4.2 million and $0.8 million for merchant energy and energy services businesses, respectively.  Additional restructuring charges will be recognized as incurred and may include professional fees and employee-related and other costs.

19.

Derivative Instruments, Market Risk Information and Other Risk Management Activities

A.

Derivative Instruments

Contracts that are derivatives and do not meet the definition of a cash flow hedge and are not elected as normal purchases or normal sales are recorded at fair value with changes in fair value included in earnings.  For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur.  The ineffective portion of contracts that meet the cash flow hedge requirements is recognized currently in earnings.  Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value with changes in fair value of both items recognized currently in earnings.  Derivative contracts that are elected and meet the requirements of a normal purchase or sale are recognized in revenues and expenses, as applicable, when the quantity of the contract is delivered.

There was a positive pre-tax impact of $0.8 million recognized in earnings in the third quarter 2005 for the ineffective portion of cash flow hedges.  A negative pre-tax $8.4 million was recognized in earnings in the third quarter 2005 for the ineffective portion of fair value hedges; at the same time a positive $9.2 million was recorded in earnings for the change in fair value of the hedged natural gas inventory.  The changes in the fair value of both the fair value hedges and the natural gas inventory being hedged totaling a positive $0.8 million above are recorded in purchased power, net interchange power and capacity on Select Energy’s consolidated statements of operations.

The table below summarizes current and long-term derivative assets and liabilities at September 30, 2005.  At September 30, 2005, derivative assets and liabilities have been segregated between wholesale, retail, generation and hedging amounts.  Management is in the process of divesting the contracts included in the wholesale category as a result of the March 9, 2005 decision to exit this portion of the business.

	At September 30, 2005
(Millions of Dollars)	Assets		Liabilities
	Current	Long-Term	Current	Long-Term	Net Total
NU Enterprises:
Wholesale	$694.7	$229.4	$(798.2)	$ (365.8)	$ (239.9)
Retail	41.7	4.1	(18.8)	(1.3)	25.7
Generation	-	-	(6.1)	(1.2)	(7.3)
Hedging	40.5	11.8	(30.0)	0.1	22.4
Total	$776.9	$ 245.3	$(853.1)	$(368.2)	$(199.1)

The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties.  At September 30, 2005, Select Energy had $1.0 billion of derivative assets from retail, wholesale, generation, and hedging activities.  These assets are exposed to counterparty credit risk.  However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash.

The amounts above do not include option premiums paid, which amounted to $6.3 million related to wholesale activities at September 30, 2005.  These amounts also do not include option premiums received, which amounted to $6.6 million related to wholesale activities at September 30, 2005.

NU Enterprises - Wholesale:  Certain electricity and natural gas derivative contracts are part of Select Energy's wholesale marketing business that the company is in the process of exiting.  These contracts also include other wholesale and retail short-term and long-term electricity supply and sales contracts, which include contracts to sell electricity to utilities under full requirements contracts and contracts to sell electricity to municipalities with terms up to eight remaining years.  The fair value of electricity contracts was determined by prices from external sources for years through 2008 and by models based on natural gas prices and a heat-rate conversion factor to electricity for subsequent periods.  The fair value of the natural gas contracts was primarily determined by prices provided by external sources and actively quoted markets.  In addition, to gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducted limited energy trading activities in electricity, natural gas, and oil.  Select Energy manages open trading positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in wholesale activities are recorded at fair value and included in Select Energy’s consolidated balance sheets as derivative assets or liabilities.  Changes in fair value are recognized in Select Energy’s consolidated statements of operations in the period of change.  The net fair value position of the wholesale portfolio at September 30, 2005 was a liability of $239.9 million.

NU Enterprises - Retail:  Select Energy manages its portfolio of retail marketing contracts to maximize value while operating within NU's corporate risk tolerances.  Select Energy generally acquires retail customers in smaller increments than it acquired wholesale customers, which while requiring careful sourcing, allows energy purchases to be acquired in smaller increments with lower risk.  However, fluctuations in prices, fuel costs, competitive conditions, regulations, weather, transmission costs, lack of market liquidity, plant outages and other factors can all impact the retail business adversely from time to time.

From time to time, the retail marketing business enters into contracts that do not immediately meet the criteria for the normal election and accrual accounting.  Therefore, changes in fair value are required to be marked-to-market in earnings.  Derivatives used in retail activities that do not follow accrual accounting under the normal election are recorded at fair value and included in Select Energy’s consolidated balance sheets as derivative assets or liabilities.  Changes in fair value are recognized in purchased power, net interchange power and capacity in Select Energy’s consolidated statements of operations in the period of change.  The net fair value position of the retail portfolio at September 30, 2005 was an asset of $25.7 million.

Select Energy's retail portfolio also includes New York Mercantile Exchange (NYMEX) futures, financial swaps, and physical power transactions, the fair value of which is based on closing exchange prices; over-the-counter forwards, and financial swaps, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources, financial transmission rights and transmission congestion contracts, the fair value of which is based on historical settlement prices as well as external sources.

NU Enterprises – Generation:  Select Energy manages its portfolio of derivative contracts relating to generation activities in order to maximize value while operating within NU's corporate risk tolerances.  These derivative contracts include generation-asset-specific sales and forward sales of electricity at hub trading points.  The fair value of the generation contracts was determined by prices from external sources and actively quoted markets for the life of the contracts, which extend to the end of 2006.  Certain derivatives related to generation activities that do not follow accrual accounting under the normal election are recorded at fair value and included in  Select Energy’s consolidated balance sheets as derivative assets or liabilities.  Changes in fair value are recognized in revenues in  Select Energy’s consolidated statements of operations in the period of change.  The net fair value position of the generation derivative contract portfolio at September 30, 2005 was a liability of $7.3 million.

NU Enterprises - Hedging:  Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales and purchase commitments to certain retail customers.  Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements.  These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity or natural gas.  A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income.  Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain retail customers to supply gas at fixed prices for terms extending through 2010.  Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts.  Under these contracts, which also extend through 2010, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements.  At September 30, 2005 the NYMEX futures contracts had notional values of $69.7 million and were recorded at fair value as derivative assets totaling $25.8 million and derivative liabilities of negative $4.4 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006. These instruments include forwards, futures, financial transmission rights and swaps.  These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $26.5 million and derivative liabilities of $25.2 million at September 30, 2005.

Select Energy hedges certain amounts of natural gas inventory with gas futures and swaps, some of which are accounted for as fair value hedges.  Changes in the fair value of hedging instruments and natural gas inventory are recorded in earnings.  The fair value of the futures, options and swaps were included in derivative liabilities and amounted to $9.1 million at September 30, 2005.  The fair value of the hedged natural gas inventory was recorded as an increase to purchased power, net interchange power and capacity of $9.2 at September 30, 2005.

B.

Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks (including where applicable capacity and ancillary components).  Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity price components, or other similar price changes.  Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity components, contract prices and market prices represented by each derivative contract.  For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.  Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

NU Enterprises - Retail Marketing Portfolio:  When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity and natural gas on the retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity and natural gas, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity and natural gas, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its retail marketing portfolio, which includes cash flow and fair value hedges and electricity and natural gas contracts, assuming a 10 percent change in forward market prices.  At September 30, 2005, a 10 percent increase in market price would have resulted in a pre-tax decrease in fair value of $12.4 million ($7.8 million after-tax) and a 10 percent decrease would have resulted in a pre-tax increase in fair value of $12.7 million ($8 million after-tax).

The impact of a change in electricity and natural gas prices on Select Energy's retail marketing portfolio at September 30, 2005, is not necessarily representative of the results that will be realized when these contracts are physically delivered.  Most contracts in the retail marketing portfolio are accounted for at delivery, and changes in fair value are not expected to impact earnings.

NU Enterprises - Generation Portfolio:  When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity on the generation portfolio, which would result from a hypothetical change in the future market price of electricity, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices.  Models are used for periods beyond 2008.

Select Energy has determined a hypothetical change in the fair value for its generation portfolio, which is comprised of electricity contracts and generation availability, assuming a 10 percent change in forward market prices.  At September 30, 2005, a 10 percent increase in market price would have resulted in a pre-tax increase in fair value of $174.6 million ($110 million after-tax) and a 10 percent decrease would have resulted in a pre-tax decrease in fair value of $174.7 million ($110 million after-tax).

The impact of a change in electricity prices on Select Energy's generation portfolio at September 30, 2005, is not necessarily representative of the results that will be realized when these contracts are physically delivered or electricity is generated.  Most contracts in the generation portfolio are accounted for at delivery, and changes in fair value are not expected to impact earnings.

NU Enterprises - Wholesale Transactions to be Divested:  Wholesale contracts include contracts that were marked-to-market in Select Energy’s consolidated statements of operations.  These contracts included certain long-term below market wholesale electricity contracts, certain shorter-term wholesale contracts of three years or less and certain wholesale electricity positions that were obtained to support Select Energy's retail marketing contracts.  At September 30, 2005, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices of those contracts.  A 10 percent increase would have resulted as a pre-tax decrease in fair value of $47.9 million ($28.8 million after-tax) and a 10 percent decrease would have resulted in a pre-tax increase in fair value of $47.1 million ($28.3 million after-tax) for the restructuring transactions.

The impact of a change in electricity and natural gas prices on Select Energy's wholesale transactions at September 30, 2005, are not necessarily representative of the results that will be realized when these contracts are physically delivered.  These transactions are accounted for at fair value, and changes in market prices impact earnings.

C.

Other Risk Management Activities

Credit Risk Management:  Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of its contractual obligations.  NU serves a wide variety of customers and suppliers that include IPPs, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers.  Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts.  This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU’s risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU’s stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy.  Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions.  These policies require an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, LOCs, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.  This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts.  The appropriateness of these limits is subject to continuing review.  Concentrations among these counterparties may impact Select Energy’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At September 30, 2005, Select Energy maintained collateral balances from counterparties of $209.5 million.  These amounts are included as counterparty deposits on Select Energy’s consolidated balance sheets.  Select Energy also has collateral balances deposited with counterparties of $164.3 million at September 30, 2005.  These amounts are included as special deposits on Select Energy’s consolidated balance sheets.

20.

SUBSEQUENT EVENTS

A.

Exit From Retail Marketing Business and Competitive Generation Business

On November 7, 2005, NU announced it would exit the remainder of its merchant energy business segment, which includes the retail marketing business and the competitive generation business.  This decision creates certain loss contingencies that could be material and could include:

•

The change from accrual accounting to fair value accounting for energy contracts that are derivatives and the resulting recognition of mark-to-market losses or gains on changes in fair value of the contracts.

•

The impairment of long-lived assets, including generation assets, if expected sales prices are less than their carrying values.  The carrying values of Select Energy’s long-lived assets and the generation assets of NGC and HWP are approximately $10 million and $825 million, respectively.

•

The recognition of losses associated with settling energy contracts at values different than our mark-to-market at the time of settlement.

•

The recognition of closure costs such as severance, benefit plan curtailments, and lease termination payments.

•

The impairment of the $3.2 million of goodwill at the merchant energy segment if expected cash flows that support the fair values of the reporting units is reduced significantly by a decision to sell all or portions of the reporting units at prices less than carrying values.

•

The impairment of intangible assets with a book value of approximately $2 million if expected cash flows that support them are reduced to below their carrying values.

NU may record charges in the fourth quarter of 2005 associated with these matters.  The level of those charges will depend on a number of factors, including how the disposition of those businesses is accomplished.

B.

Wholesale Contract Updates

On October 28, 2005, Select Energy signed a contract with a third party wholesale power marketer to assign certain sales and purchase obligations in New England that extend to 2009.  This transaction terminated approximately 1 million megawatt-hours of net sales obligations.  Select Energy will pay $55.9 million in December 2005 and recognize a pre-tax loss in the fourth quarter of 2005 of $11.8 million when the termination value for these obligations is compared to the September 30, 2005 mark-to-market.

NU expects, at present price levels, to record a pre-tax charge of $37 million in the fourth quarter to purchase supply for an increase in the load forecasts related to a full requirements contract.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES (Registered Holding Company)

By:	/s/ John P. Stack
(Signature of Signing Officer)

John P. Stack

Vice President - Accounting and Controller

Date	November 28, 2005